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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                             CNA SURETY CORPORATION
                            (Name of Subject Company)

                             CNA SURETY CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   12612L1008
                      (CUSIP Number of Class of Securities)

                                 Paul T. Lively
                        Vice President & General Counsel
                                CNA Surety Corp.
                                    CNA Plaza
                             Chicago, Illinois 60685
                            Telephone: (312) 822-3895
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement).


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

* This Schedule 14D-9 relates to the proposed tender offer by Continental Casualty Corporation, a wholly owned subsidiary of CNA Financial Corporation.


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FOR IMMEDIATE RELEASE

CNA SURETY BOARD APPOINTS COMMITTEE TO REVIEW CNA FINANCIAL TENDER OFFER

     CHICAGO, March 21, 2000 -- CNA Surety Corporation (NYSE:SUR) announced today that its Board of Directors has appointed a special committee of independent directors to review the proposed tender offer by Continental Casualty Company, as announced by CNA Financial Corporation (NYSE:CNA). Continental Casualty Company, a wholly owned subsidiary of CNA Financial Corporation, has proposed to acquire all of the outstanding shares of CNA Surety Corporation not currently owned by Continental Casualty Company or its affiliates through a negotiated cash tender offer at a price of $13.00 per share. Continental Casualty Company and its affiliates own approximately 63% of the outstanding shares of CNA Surety.

     The special committee is in the process of engaging financial advisors and counsel to assist with review of the proposed tender offer. CNA Surety Corporation is not currently in a position to make any recommendation to its shareholders concerning the proposed tender offer.

     CNA Surety Corporation is the largest publicly traded surety company in the country. Through its principal subsidiaries, Western Surety Company and Universal Surety of America, CNA Surety provides surety and fidelity bonds in all 50 states through a combined network of approximately 37,000 independent agencies.

     CNA is a registered service mark, trade name and domain name of CNA Financial Corporation.

     Other important information:

     The tender offer described in this announcement for the outstanding shares of CNA Surety common stock has not yet commenced. After the tender offer commences, we will file a solicitation/recommendation statement with the Securities and Exchange Commission. You should read the solicitation/recommendation statement when it becomes available because it will contain important information about our position regarding the tender offer. You can obtain the solicitation/ recommendation statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write us or call us, we will send you the solicitation/recommendation statement (except for exhibits) for free when it is available. You can call us at (312) 822 - 6841 or write to us at:

                           CNA Surety Corporation
                           CNA Plaza
                           Chicago, Illinois  60685
                           Attention: Ms. Ruth Jantz



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     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995: The statements which are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties, including, but not limited to, product and policy demand and market response risks, the effect of economic conditions, the impact of competitive products, policies and pricing, product and policy development, regulatory changes and conditions, rating agency policies and practices, development of claims and the effect on loss reserves, the performance of reinsurance companies under reinsurance contracts with the Company, investment portfolio developments and reaction to market conditions, the results of financing efforts, the actual closing of contemplated transactions and agreements, the effect of the Company's accounting policies, and other risks detailed in CNA Surety Corporation's Securities and Exchange Commission filings. No assurance can be given that the actual results of operations and financial condition will conform to the forward-looking statements contained herein.